EXHIBIT 10.27

Health Discovery Corporation 4243 Dunwoody Club Drive, Suite 202 Atlanta, Georgia 30350 (678) 336-5300

January 23, 2017	VIA EMAIL

Douglas M. VanOort

Chairman and Chief Executive Officer

NeoGenomics Laboratories, Inc.
12701 Commonwealth Drive

Suite 9
Fort Myers, Florida 33913

Mr. VanOort:

Health Discovery Corporation (“HDC”) has previously requested a complete statement of any and all uses of any kind of HDC technology by NeoGenomics Laboratories, Inc. (“NEO”) as required by the Master License Agreement (“MLA”) dated January 6, 2012. The MLA includes a provision (Section 3.7) for NEO to provide such reporting on a timely and complete basis. To date, NEO has ignored this requirement and several requests by HDC for the required information as called for in the MLA. HDC repeats its demand for such a statement and accounting for any and all uses of HDC technology by NEO within 4 business days.

In the absence of NEO providing this information, HDC has prepared an invoice, which is enclosed. This invoice is based on HDC’s good faith analysis of information it believes to be accurate for amounts currently owed to HDC as compensation for the revenue received for the use of HDC’s technology by NEO to date. HDC hereby demands immediate payment of $2,280,000. The invoice is based on amounts owed as far back as April 2016 so these amounts owed are well beyond past due. Additionally, as further details are discovered, HDC reserves the right to increase the amount of this invoice.

It should also be noted that on January 9, 2017, HDC requested information pertaining to NEO’s assertion that NEO had a First Commercial Use (“Commercial Use”) of a Flow Cytometry Interpretation System based product or service. Because NEO did not provide the information requested, HDC hereby rejects NEO’s claim of Commercial Use.

We remind you of HDC’s notice to NEO dated October 3, 2016 in which HDC elected its right to cancel all licenses that are the subject of the MLA. HDC subsequently delayed the effectiveness of the October 3, 2016 letter. The purpose of the delay was to allow for a discussion between the parties to find alternative remedies for HDC. After the passage of over one hundred days and one formal meeting in New York without any resolution, HDC’s board has determined that the best interest of its shareholders is to take the following action. Therefore, you are advised that HDC hereby declares its letter of October 3, 2016 effective immediately. Accordingly, HDC exercises its right pursuant to Section 8.3 in the agreement to terminate all of the licenses that are the subject of the MLA.

As stated in our October 3, 2016 letter, the principal basis for the termination of the licenses is NEO’s failure to perform its obligations as set forth in Section 2.3. Specifically, NEO agreed to use its best efforts to develop the Initial Licensed Products and have a First Commercial Use of such licensed products within the Development Term. The Development Term commenced on January 6, 2012 and ended on January 7, 2014. Since the Development Term ended on January 7, 2014, there is no cure period.

The facts cited in the fourth paragraph of the October 3, 2016 letter remain accurate but there have been subsequent developments that are very concerning to HDC.

During an October 26, 2016 earnings conference call with investors and investment analysts, Mr. Steve Jones made detrimental and revealing statements concerning HDC. Mr. Jones stated that NEO intends to commercialize a prostate test but that NEO alleges the test is not based on HDC technology. HDC asserts that this statement is untrue. In fact, NEO’s publications related to the test, NeoLAB Prostate, clearly indicate the use of HDC’s know-how and technology including, but not limited to, the four genes that are a part of a pending patent with the United States Patent and Trademark Office. These same genes are part of a patent issued in Europe, which does not expire until December 2029. Therefore, NEO’s statements on October 26, 2016 are untrue and possibly deceptive. In addition, the statement was clearly damaging to HDC and its shareholders. The statement was injurious to the public reputation of HDC and its technology.

Equally concerning, however, is that the statement is an admission by NEO that it not only confirms it failed to fulfill its best efforts obligation to HDC but that NEO has actually been undertaking to surreptitiously develop a product which would directly compete with an HDC based product for some currently unknown period of time. Through numerous public statements over the years, NEO led HDC and its shareholders to believe that it was using its best efforts to develop and commercialize a prostate test based upon HDC technology as it had agreed to do. In fact, it was doing no such thing and it was secretly developing a competitive product. Mr. VanOort also noted this unsettling development during a conference call with HDC on October 5, 2016. You stated that NEO was not using HDC technology in its prostate test and that NEO, therefore, had no obligation to pay any milestone and royalties to HDC. You admitted that HDC had “pointed us in the right direction” and that NEO would consider paying a greatly reduced compensation on the condition that HDC agree to accept a renegotiation of the MLA on terms and conditions materially adverse to HDC.

It is clear that HDC and its shareholders have been damaged by the actions, inactions and false statements made by NEO. HDC is evaluating such damages and intends to seek professional advice as to the nature and extent of such damages and appropriate actions that HDC should take in order to protect its shareholders.

To date, HDC’s analysis of such damages includes, but is not limited to, the following:

1)	Damages sustained as a result of NEO’s failure to use its best efforts to develop and commercialize HDC technology in the agreed upon time frame.

2)	NEO’s failure as above precluded HDC from the opportunity to contract with other parties to develop and commercialize HDC’s technology thereby foregoing substantial value that would have accrued from timely development of a product or service based on HDC technology.

3)	Damage to HDC’s reputation for its technology, which may impair HDCs ability to find other development partners for its technology.

4)	Damage sustained by HDC’s past and current shareholders.

HDC hereby demands that NEO immediately cease and desist from the use of any HDC technology in any way, including but not limited to, any use or sale of any product / service or combination product / service which is based on or uses any HDC technology or intellectual property.

Finally, please be notified that any patents that NEO has or will apply for as well as any patents that are issued which are based in whole or in part on HDC’s patents may not be used in the absence of a license agreement between NEO and HDC.

If you have any questions please call either of the HDC representatives listed in the January 9, 2017 letter to NEO.

Sincerely,

/s/ Board of Directors

Health Discovery Corporation

Enclosure

Cc: Mr. Daniel Nunn, Nelson Mullins Riley & Scarborough LLP